

February 7, 2011

Keith R. Knox
President
Hudson Holding Corporation
111 Town Square Place
Suite 1500A
Jersey City, NJ 07310

> **Re:**   **Hudson Holding Corporation**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 10, 2010**
> **File No. 000-15936**

Dear Mr. Knox:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief